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                              June 11, 2020

       Minfei Bao
       Chairman and Chief Executive Officer
       UTime Limited
       7th Floor, Building 5A
       Shenzhen Software Industry Base, Nanshan District
       Shenzhen, People's Republic of China 518061

                                                        Re: UTime Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed June 2, 2020
                                                            File No. 333-237260

       Dear Mr. Bao:

               We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us that information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

       Pre-effective Amendment 1 to Registration Statement on Form F-1 filed June 2, 2020

       General

   1. The last number in the first column of numbers in your fee table does not equal to the sum of the preceding
numbers. We also note the related number in exhibit 5.3. Please tell us the reasons for the
differences, or revise your filing and file revised exhibits as appropriate.
       Equity Pledge Agreement, page 8

   2. We note the statement in exhibit 5.2 that "the pledge on the shareholder's equity interest in the Variable
Interest Entity would not be deemed validly created until it is registered
 Minfei Bao
UTime Limited
June 11, 2020
Page 2
         with the competent Administration for Market Regulation." Please disclose in your prospectus the status of the registration with the Administration for Market Regulation.
Discontinuation of any of the government subsidies..., page 49

3. In an appropriate section of your prospectus, please disclose the nature and terms of the cooperative relations and governmental supports that you mention in the revision to this risk factor.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
67

4. We note your disclosure of the amount of face mask orders. If your margins on the face mask business differ materially from your historic margins disclosed in your prospectus, please provide appropriate disclosure. Also, in an appropriate section of your document, please address the relevant regulations in the overseas jurisdictions in which you sell the masks; for example, from your disclosure it is unclear whether you must comply with
         United States Food and Drug Administration regulations.
5. Please clarify the magnitude of the effects of the pandemic. For example, we note your reference to total revenue being lower than expected; please clarify the magnitude of the change. Also, where you disclose that your factory is not fully operational and that some sales operations in India have not yet resumed, clarify the extent of your business affected. Where you disclose that some orders have been delayed, clarify the magnitude of orders affected.
Certain Relationships and Related Party Transactions, page 135

6.       Regarding your revisions in response to prior comment 3:

              Please clarify the date and nature each of the transactions that generated the amounts due from related parties;
              Clarify how the amount due from Mr. Bao was $0 at March 31, 2019, given the amount that he owed at March 31, 2018;
              Reconcile the transactions mentioned in footnote (iv) on page 135 and the first footnote (i) on page 136 with your disclosure on page 6;
and
              Disclose the interest rate and repayment terms of the amounts due to related parties to the extent not addressed in in the "Loans from Mr. Bao" disclosure.
Voting Rights, page 139
FirstName LastNameMinfei Bao
Comapany NameUTime Limited
7.     Please reconcile your disclosure in this section with sections 10.1 and
21.4 of exhibit 3.2
       to your registration statement.
June 11, 2020 Page 2
FirstName LastName
 Minfei Bao
FirstName LastNameMinfei Bao
UTime Limited
Comapany NameUTime Limited
June 11, 2020
Page 3
June 11, 2020 Page 3
FirstName LastName
Financial Statements
Notes to the Consolidated Financial Statements
Note 18 - Subsequent Events, page F-35

8. We note that you accounted for the repurchase of ordinary shares in April 2020 as a reorganization of the company and the transaction was presented retroactively within your historical financial statements as of the earliest period presented. Given this transaction is not a typical post balance sheet transaction requiring retroactive restatement, please explain why you believe that the repurchase of ordinary shares reflected retroactively within your historical financial statements was appropriate. Please tell us what consideration you gave to presenting a pro forma balance sheet alongside the historical balance sheet to reflect the reduction in equity as well a pro forma earnings per share. As part of your response, please provide us authoritative accounting guidance that you relied upon in determining your accounting treatment.
Undertakings, page II-2

9. Since you appear to be registering the offering of the shares underlying the representative's warrants, please provide the undertakings required by Regulation S-K
         Item 512(a).
Exhibits

10. Please file the April 2020 share repurchase agreement that you disclose on page 1.
11. Please file a legality opinion addressing whether the offered shares are non-assessable;
         that is, an opinion addressing whether the securityholder is liable, solely because of securityholder status, for additional assessments or calls on the security by the registrant or its creditors. We note that exhibit 5.1 addresses only whether a shareholder, in respect of the relevant shares and in the absence of a contractual arrangement, or an obligation pursuant to the memorandum and articles of association, to the contrary, has any obligation to make further contributions to the UTime Limited's assets.
12. We note your reference to Maples and Calder on pages 65 and 152 of your prospectus.
         Please file Maples and Calder's consent to those disclosures as appropriate. Also file (1)
         the consent of B&D Law Firm to the relevant disclosures in your prospectus summary and on page 89, and (2) the appropriate consent of Vaish Associates Advocates.
 Minfei Bao
FirstName LastNameMinfei Bao
UTime Limited
Comapany NameUTime Limited
June 11, 2020
Page 4
June 11, 2020 Page 4
FirstName LastName
       You may contact Heather Clark at (202) 551-3624 or Jean C. Yu, Assistant Chief
Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly at (202) 551-3728 or
Russell Mancuso at (202) 551-3617 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Barry I. Grossman, Esq.